Mail Stop 4561
Via Fax (713) 918-8000

February 17, 2009

Stephen B. Solcher
Chief Financial Officer
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042

>   **Re:**   **BMC Software, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2008**
>   **Filed on May 21, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
>   **Filed on February 6, 2009**
>   **File No. 001-16393**

Dear Mr. Solcher:

        We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Acquired Technology, In-Process Research and Development, Goodwill and Intangible Assets, page 25

1.   We note from your disclosures that you generally use third-party valuation experts to assist management in estimating fair values used in assigning the purchase price of your acquisitions. Please describe further the nature and extent of the Company's reliance on the valuation specialist for this purpose and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist.

Results of Operations, page 27

2.   There are many instances where two or more sources of a material change have been identified, but the quantitative factors for each source that contributed to the change in your operating expenses were not disclosed (e.g., increases in amortization of intangible assets, reduction in license-based royalties, impact of changes in foreign exchange rates, increases in sales commissions, etc.). In addition, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels for significant changes in operating expenses. Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to the guidance of Section III. D of SEC Release 34-26831.

3.   We note that during each of the past three fiscal years the Company has undertaken various restructuring initiatives, which resulted in workforce reductions of 250, 700, and 700 employees during fiscal 2008, 2007, and 2006, respectively, and that such reductions primarily reduced selling and marketing, research and development, and general and administrative headcount. We further note your disclosures in both the 2008 and 2007 Form 10-K where you indicate that the Company estimates that the initiatives undertaken will result in fiscal 2009 and 2008 savings in the range of approximately $55 to $65 million. However, it is not clear from your discussions of selling and marketing, research and development, or general and administrative expenses, whether the Company has experienced the savings anticipated by these initiatives. Please explain and to the extent that actual savings anticipated by the exit plan are not achieved as expected or are achieved in periods other than expected, please include a

discussion of in MD&A of the reasons for such outcome and the likely effects on future operating results and liquidity. We refer you to SAB Topic 5P.4.

Consolidated Statements of Cash Flows, page 50

4.   We note your financing cash inflow for the excess tax benefit from share-based compensation for fiscal 2008 and 2007. Tell us how you considered separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to the guidance of paragraphs 19(e) and 23(c) of SFAS 95, as amended by paragraph A96 of SFAS 123(R). In this regard, tell us where the operating cash outflow related to the financing cash inflow for the tax benefit on exercise of stock options is classified and why you believe your presentation is appropriate.

Note 14. Severance, Exit Costs and Relate Charges, page 72

5.   We note the Company recorded adjustments to estimates for the restructuring obligation of $5.0 million in fiscal 2008 and $3.6 million for the nine months ended December 31, 2008. Tell us in detail what these adjustments were attributed to and how you considered disclosing this information pursuant to paragraph 20(b)(2) of SFAS 146.

Form 10-Q for the Quarter Ended December 31, 2008

Note 8. Impairment of Non-Marketable Equity Investments, page 12

6.   We note that during the third quarter of fiscal 2009, the Company recorded an impairment charge of $8.4 million in connection with the write-down of certain non-marketable equity investments to their estimated fair values. Tell us the total carrying amount and fair value of your cost method investments at December 31, 2008 and March 31, 2008 and tell us the factors considered in evaluating whether these investments are other-than-temporarily impaired.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief